File No. 812-14027

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

In the Matter of

AdvisorShares Investments, LLC

and

AdvisorShares Trust

_____________________________

First Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an Exemption from Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and

Certain Disclosure Requirements under Various Rules and Forms

_____________________________

Please send all communications and orders to:

Noah Hamman

AdvisorShares Investments, LLC

2 Bethesda Metro Center, Suite 1330

Bethesda, Maryland 20814

WITH A COPY TO:

W. John McGuire, Esq.

Laura E. Flores, Esq.

Bingham McCutchen LLP

2020 K Street, N.W.

Washington, D.C. 20006

As filed with the U.S. Securities and Exchange Commission on October 11, 2012

Page 1 of 33 sequentially numbered pages (including exhibits)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of: AdvisorShares Investments, LLC AdvisorShares Trust 2 Bethesda Metro Center, Suite 1330 Bethesda, MD 20814 File No. 812-14027

First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from certain provisions of Section 15(a) of the Act, and Rule 18f-2 thereunder, and certain disclosure requirements under various Rules and Forms.

I.	THE PROPOSAL

AdvisorShares Trust (the “Trust”) and AdvisorShares Investments, LLC (the “Advisor” and together with the Trust, the “Applicants”) hereby apply for an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of: (i) the Trust and all existing and future series of the Trust (each, a “Fund” and collectively, the “Funds”); (ii) any other existing or future open-end management investment companies or series thereof that (a) are advised by the Advisor or an entity controlling, controlled by or under common control with Advisor or its successors1 (each such entity included in the term “Advisor”), (b) are registered under the 1940 Act, (c) use the “Manager of Managers Structure” (as described in this Application and defined below), and (d) comply with the terms and conditions contained in this Application (any entity meeting the requirements of this clause (ii) will be included in the terms “Trust” and “Funds”, as applicable); and (iii) any Advisor.2

1 For purposes of the Order, the term “successor” has the same meaning as used in Investment Advisers Act Release No. 1357 (Dec. 12, 1992).

2 Every existing entity that currently intends to rely on the Order is named as an Applicant. Any existing or future entity that relies on the Order in the future will do so only in accordance with the terms and conditions in this Application. If the name of any Fund that intends to rely on the Order contains the name of a Sub-Advisor (as defined below), the name of the Advisor, or a trademark or trade name that is owned by the Advisor, will proceed the name of the Sub-Advisor or otherwise be prominently disclosed on the cover of the Prospectus.

Applicants request an Order exempting Applicants from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the Trust’s board of trustees (the “Board”),3 including a majority of those persons who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain unaffiliated investment sub-advisers (each, a “Sub-Advisor” and collectively, the “Sub-Advisors”)4 to manage all or a portion of the assets of any of the Funds pursuant to an investment sub-advisory agreement with the Sub-Advisor (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors (sometimes referred to herein as the “Manager of Managers Relief”). Applicants also request an Order exempting each Fund from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-lA; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (3) Sections 6-07(2)(a), (b), and (c) of Regulation S-X (sometimes referred to herein as the “Fee Disclosure Relief”).

Applicants are seeking these exemptions to enable the Advisor and the Board to obtain for the Funds the services of one or more Sub-Advisors believed by the Advisor and the Board to be particularly well suited to manage all or a portion of the assets of a Fund, and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders. Under a management approach that utilizes one or more Sub-Advisors (the “Manager of Managers Structure”), the Advisor will evaluate, oversee and monitor the Sub-Advisors, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisors.

3 The term “Board” also includes the board of trustees or directors of a future Trust and future Fund, if different.

4 The requested relief set forth in this Application will not extend to any Sub-Advisor that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of a Fund or the Advisor other than by reason of serving as Sub-Advisor to a Fund (an “Affiliated Sub-Advisor”).

For the reasons discussed below, Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants believe that without this relief, the Trust may be: (i) precluded from promptly and timely hiring Sub-Advisors or materially amending Sub-Advisory Agreements; or (ii) subject to the delays and additional expenses of proxy solicitation when hiring Sub-Advisors or materially amending Sub-Advisory Agreements considered appropriate by the Advisor and the Board.

II.	Background

A.	The Trust and the Funds

The Trust is registered under the 1940 Act as an open-end management investment company and organized as a statutory trust under the laws of the State of Delaware.5 The Trust is organized as a series fund and currently, is composed of 18 Funds, which are offered and sold pursuant to a registration statement on Form N-1A (“Registration Statement”). Each existing Fund operates as an actively-managed exchange traded fund (“ETF”) in reliance on previously-granted exemptive orders.6 The Trust may offer additional series in the future.

B.	The Advisor

AdvisorShares Investments, LLC currently serves as investment adviser to each of the Funds pursuant to an investment advisory agreement with the Trust, with respect to each Fund (the “Investment Advisory Agreement”). The Advisor is Delaware limited liability company, with its principal office located in Bethesda, Maryland. The Advisor is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”).

5 Any future Trust would be organized in a substantially similar manner.

6 AdvisorShares Investments, LLC and AdvisorShares Trust, Investment Company Act Release Nos. 29264 (May 6, 2010) (notice) and 29291 (May 28, 2010) (order) and AdvisorShares Investments, LLC and AdvisorShares Trust, Investment Company Act Release Nos. 28568 (Dec. 23, 2008) (notice) and 28822 (Jul. 20, 2009) (order) (together, “ETF Orders”).

Pursuant to the terms of the Investment Advisory Agreement, the Advisor, subject to oversight of the Board, manages the investment operations and determines the composition of the portfolio of each Fund, including the purchase, retention and disposition of the securities and other instruments held by the Fund, and the portion, if any, of the assets of the Fund to be held uninvested, in accordance with such Fund’s investment objectives and policies as stated in the then-current prospectus and Statement of Additional Information (“SAI”) for such Fund contained in the Trust’s Registration Statement, as such prospectus and SAI are amended or supplemented from time to time. In addition, pursuant to the Investment Advisory Agreement, the Advisor is authorized, subject to approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law) to engage one or more Sub-Advisors for the performance of any of the services contemplated to be rendered by the Advisor to any Fund under the Investment Advisory Agreement.

In return for the services that it provides to each Fund, the Advisor receives a fee from each Fund, computed as a percentage of the Fund’s average daily net assets (“Advisory Fee”).7 The terms of the Investment Advisory Agreement comply with Section 15(a) of the 1940 Act. The Investment Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, and was approved by the initial shareholder of each Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. With respect to new Funds offered in the future, the Investment Advisory Agreement will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Advisory Agreement.

7 With respect to each Fund currently offered and as described in the Registration Statement, the Advisor has contractually agreed to reduce its fees and/or reimburse expenses of each Fund except for the advisory fee, amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses and other extraordinary expenses.

C.	The Sub-Advisors and the Manager of Managers Structure

Pursuant to its authority under the Investment Advisory Agreement, the Advisor has entered into Sub-Advisory Agreements with Sub-Advisors8 to provide investment advisory services to each of the Funds, and may, in the future, enter into Sub-Advisory Agreements with the same Sub-Advisors or other Sub-Advisors for one or more of the Funds.9 Each Sub-Advisor employed by the Advisor is or will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act, to the Fund the Sub-Advisor serves, and each Sub-Advisor is or will be registered as an investment adviser under the Advisers Act. Currently, the Advisor has entered into Sub-Advisory Agreements with the following Sub-Advisors: Accuvest Global Advisors, WCM Investment Management, Cambria Investment Management, L.P., Peritus I Asset Management, LLC, Ranger Alternative Management, L.P., Madrona Funds, LLC, American Wealth Management, Trim Tabs Asset Management, LLC, Rockledge Advisors, LLC, Your Source Financial, PLC, Baldwin Brothers Inc., Community Capital Management Inc., First Affirmative Financial Network LLC, Reynders, McVeigh Capital Management, LLC, Commerce Asset Management, LLC, Partnervest Advisory Services, LLC, Pring Turner Capital Group, Newfleet Asset Management, LLC, and Treesdale Partners LLC.

8 Each existing Sub-Advisory Agreement (i) was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund in accordance with Sections 15(a) and 15(c) of the Act and Rule 18f-2 thereunder; (ii) complies fully with the requirements of Section 15(a) of the Act, including by precisely describing the compensation that the Sub-Advisor will receive for providing services to the relevant Fund, providing that it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c), that it may be terminated at any time, without the payment of any penalty, by the Advisor, the Board or by the shareholders of the relevant Fund on sixty days written notice to the Sub-Advisor, and that it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the Act.

9 It is expected that the number of Funds using a Sub-Advisor and the number of Sub-Advisors used by a particular Fund could change over time.

The Advisor will select additional Sub-Advisors based on the Advisor’s evaluation of the Sub-Advisors’ skills in managing assets, and recommend their hiring to the Board. The Advisor will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisors and make recommendations to the Board as needed. The Advisor will also negotiate and renegotiate the terms of Sub-Advisory Agreements, including the Sub-Advisory fees, with the Sub-Advisors, and will make recommendations to the Board as needed. Although the Advisor may recommend, from time to time, that the services of a Sub-Advisor be terminated, the Advisor, in general, currently does not expect to make frequent changes in Sub-Advisors.

With respect to Funds utilizing the Manager of Managers Structure, subject to the approval of this Application, and subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds — including, in particular, the selection and oversight of the Sub-Advisors — will be vested in the Advisor, subject to general oversight and approval by the Board. Thus, the Advisor will: (i) set each Fund’s overall investment strategies; (ii) evaluate, select, and recommend to the Board Sub-Advisors needed to manage all or part of the assets within the Funds; (iii) monitor and evaluate each Sub-Advisor’s investment program and results as well as the performance of Sub-Advisors relative to the applicable benchmark indices; and (iv) review each Fund’s compliance with its investment objective, policies and restrictions. The Advisor will also recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated.

Each Sub-Advisor is and will be responsible, subject to the supervision of the Advisor and the Board, for the purchase, retention and sale of securities for the portion of the applicable Fund allocated to such Sub-Advisor. Neither the Advisor nor the Board evaluates the investment merits of each individual investment decision made by a Sub-Advisor on behalf of a Fund. Subject to the Board’s approval, the Advisor may terminate any Sub-Advisory Agreement and, pursuant to the Investment Advisory Agreement, assume responsibility for determining what investments shall be purchased, held, sold or exchanged and all other investment management functions for any Fund.

The Advisor, under the Investment Advisory Agreement and Sub-Advisory Agreements, may employ multiple Sub-Advisors for the Funds. In such cases, the Advisor will allocate and, when appropriate, reallocate the Fund’s assets among Sub-Advisors. The Advisor will be responsible for managing any portion of a Fund’s assets not allocated to a Sub-Advisor. Each Sub-Advisor will have discretionary authority to invest that portion of a Fund’s assets assigned to it. The Advisor will seek to achieve each Fund’s objective utilizing the Manager of Managers Structure by selecting one or more Sub-Advisors who have particular skill and experience in managing that type of Fund.

Under the Manager of Managers Structure, Sub-Advisor evaluation on both a quantitative and qualitative basis will be an ongoing process. The Advisor periodically will gather and analyze certain performance information regarding the Funds. If a particular Fund fails to track its relevant performance benchmark or underperforms over time, or if the Advisor has other concerns about a Fund or its Sub-Advisor (such as a departure from the Fund’s disclosed investment strategy, a change in management of the Sub-Advisor or concerns about the Sub-Advisor’s compliance and operational capabilities), the Advisor will assess the continued ability of the Sub-Advisor to meet the Fund’s investment objective. The Advisor will monitor possible replacement Sub-Advisors for a Fund so that any transition can be recommended to the Fund’s Board and, if approved, effected on a timely basis should a Sub-Advisor change be warranted.

Absent exemptive relief, however, replacing a Sub-Advisor would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Sub-Advisory Agreement with each Sub-Advisor will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a). A Fund will not rely on the requested Order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.10 The prospectus for each Fund whose shareholders have approved the Manager of Managers Structure contains, or will contain, the disclosure required by condition 2 set out in Section IV below at all times subsequent to such approval. If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 set out in Section IV below, the Fund will obtain shareholder approval before relying on the Order.

10 Each existing Fund will be required to obtain shareholder approval before relying on the Order.

For investment advisory services provided to the Funds, each Sub-Advisor currently used with respect to a Fund receives annual fees from the Advisor, calculated at an annual rate based on the average daily net assets of the applicable Fund. Each Sub-Advisor bears its own expenses of providing Sub-Advisory services to the applicable Fund. Neither the Trust nor any Fund is responsible for paying Sub-Advisory fees to any Sub-Advisor. The Advisor compensates the Sub-Advisor(s) for a Fund out of the fee paid to the Advisor under the Investment Advisory Agreement. Notwithstanding the foregoing, future arrangements with one or more Sub-Advisors may be implemented whereby a Fund compensates a Sub-Advisor directly.

D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of and to make material changes in Sub-Advisory Agreements with, Sub-Advisors in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Advisor changes are made or when material changes in a Sub-Advisory Agreement are made, but approval by shareholders of the affected Fund will not be sought or obtained.11

If the Order is granted, each Sub-Advisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (i) it will precisely describe all compensation to be paid by the Advisor to the Sub-Advisor thereunder; (ii) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder; (iii) it will provide for termination at any time, without the payment of any penalty, by the Advisor, the Board or by shareholders of the affected Fund on not more than sixty days’ written notice to the Sub-Advisor; and (iv) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

11 The requested relief set forth in this Application will not extend to Affiliated Sub-Advisors.

The Funds offer shares, and with respect to the new Funds offered in the future, will offer shares, pursuant to a prospectus that satisfies the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Funds. The prospectus contains information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of the Sub-Advisor(s) and the services provided. In addition, each Fund utilizing the Manager of Managers Structure will hold itself out to investors as employing such structure and will prominently disclose in its prospectus that the Advisor has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisors and to recommend their hiring, termination and replacement, and to recommend any changes to any Sub-Advisor’s Sub-Advisory Agreement.

Each Fund utilizing the Manager of Managers Structure will disclose that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the applicable Fund will be informed of: (i) the means by which the Fund obtain advisory services, including a description of the Advisor, the Sub-Advisor(s), and their agreements with respect to the Trust; and (ii) that new Sub-Advisors can be employed without shareholder approval. In addition, a Fund will be required to obtain shareholder approval prior to its first use of a Manager of Managers Structure.

III.	Applicable law and discussion

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . . which has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act, in relevant part, defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.

These provisions, taken together, would require the shareholders of a Fund to approve any new Sub-Advisory Agreement or material amendment to an existing Sub-Advisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth below, and subject to the conditions set forth in Section IV below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, in each case to the extent necessary to permit the Advisor and each Fund, subject to the approval of the applicable Board, including a majority of the Independent Trustees, and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Fund, to: (i) select new or additional Sub-Advisors for the Fund; (ii) enter into and materially modify existing Sub-Advisory Agreements; and (iii) terminate and replace Sub-Advisors.

2.	Discussion

a.	Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds utilizing the Manager of Managers Structure will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The investment adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds utilizing the Manager of Managers Structure, the Advisor will use one or more Sub-Advisors, and the Advisor typically will not make the day-to-day investment decisions. Instead, the Advisor establishes an investment program for a Fund and selects, supervises and evaluates the Sub-Advisors who make the day-to-day investment decisions for the Fund.12 This is a service that the Advisor believes can add value to the investments of the applicable Fund’s shareholders because the Advisor will be able to select those Sub-Advisors that have distinguished themselves through successful performance in the market sectors in which the Fund will invest.

12 While the Advisor typically will not make day-to-day investment decisions for a Fund utilizing the Manager of Managers Structure, the Advisor may do so under the terms of the Investment Advisory Agreement.

From the perspective of the shareholder, the role of the Sub-Advisors with respect to the Funds utilizing the Manager of Managers Structure is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisors select portfolio investments in accordance with a Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to that Fund or the Trust. Applicants believe that shareholders look to the Advisor when they have questions or concerns about a Fund’s management or about a Fund’s investment performance, and will expect the Advisor, subject to review and approval of the Board, to select the Sub-Advisors who are best suited to achieve the investment objective of a Fund utilizing the Manager of Managers Structure. Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Advisor will compensate each Sub-Advisor out of the advisory fees that the Advisor will receive from a relevant Fund. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation. There is no compelling policy reason why the shareholders of a Fund utilizing the Manager of Managers Structure should be required to approve a Sub-Advisor’s relationships with that Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Advisor is proposed for retention with respect to a Fund or the Trust on behalf of one or more of the Funds, shareholders of that Fund would be required to approve the Sub-Advisory Agreement with that Sub-Advisor. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect (e.g., an increase in the sub-advisory fee), shareholders of the affected Fund would be required to approve the change. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Fund would be required to approve retaining the existing Sub-Advisor. In all these instances the need for shareholder approval requires the affected Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the affected Fund and its shareholders.

Applicants believe that permitting the Advisor to perform those duties for which the shareholders of the Funds are paying the Advisor (i.e., the selection, supervision and evaluation of Sub-Advisors) without incurring unnecessary delay or expense will be appropriate in the interests of Fund shareholders and will allow each Fund to operate more efficiently. Neither the Trust nor the Funds are required to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorums), the Funds will be able to act more quickly and with less expense to replace Sub-Advisors when the Board, including a majority of the Independent Trustees, and the Advisor believe that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Advisor that would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Advisor resignation or change in control — events beyond the control of the Advisor, the Trust and the Funds — the affected Fund may be forced to operate without a Sub-Advisor or with less than the optimum number of Sub-Advisors. The sudden loss of the Sub-Advisor could be highly disruptive to the operations of a Fund.

Applicants recognize that this Application is no longer novel because the requested relief is substantially similar to relief recently granted by the Commission to other exchange traded funds (“ETFs”) (“Manager of Manager Exemptions”).13 As discussed in the applications for the Applicants’ ETF Orders (“ETF Applications”), ETFs do not issue individually redeemable shares; accordingly, ETF shareholders – unlike traditional mutual fund shareholders – cannot tender individual ETF shares to the Funds for redemption at NAV. Instead, as described in the ETF Applications, ETF shareholders are able to redeem Fund shares (“Shares”) at NAV only in large aggregations of Shares (“Creation Units”) and, therefore, only shareholders with the financial wherewithal to accumulate such Creation Unit(s) are able to “vote with their feet” by tendering Shares to a Fund for redemption at NAV. Due to the arbitrage mechanism that is inherent in the structure of each ETF, however, which is described in the ETF Applications, every ETF shareholder effectively retains the right to “vote with their feet” because every Fund shareholder is able to sell individual Shares in the secondary market at negotiated prices that usually closely track the relevant Fund’s NAV.

13 See, IndexIQ Advisors LLC and Index IQ Active ETF Trust, Investment Company Act Release Nos. 30130 (Jul. 9, 2012) (notice) and 30161 (Aug. 3, 2012) (order); WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sep. 8, 2010) (order); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sep. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order).

Applicants are confident that each ETF’s arbitrage mechanism will continue to work to keep the market price of Shares tracking their NAV because each ETF’s portfolio is transparent. As represented in the ETF Applications, an ETF will make available on each business day (“Business Day”) before commencement of trading on the Exchange, either via its or the Advisor’s website (“Website”)14 or through other channels in accordance with the ETF Applications, the identities and quantities of securities and other assets held by each Fund that will form the basis of each ETF’s NAV at the end of such Business Day. Applicants believe that efficient arbitrage will continue to minimize the premium or discount to NAV at which Shares trade in the secondary market.15

Because of the efficiency with which the Funds’ arbitrage mechanism continues to operate, Applicants do not believe that a change of Sub-Advisor(s) would affect the market price of Shares. Applicants understand that there might be a concern that market sentiment regarding an incoming and/or outgoing Sub-Advisor could affect the market price – though not the NAV – of a Fund’s Shares.16 However, Applicants believe this concern is misplaced. The daily NAV and market price are based on the value of a Fund’s portfolio holdings; not sentiments about potential future value. Applicants believe, however, that such market sentiment, if it exists, would not affect the market price for Shares in any lasting or meaningful way because any deviation in the market price from NAV would immediately create transparent arbitrage opportunities for investors, permitting them, when a Fund’s per Share NAV is less than market price, to purchase Creation Units of Shares and sell them on the open market for a profit or, when a Fund’s per Share NAV is greater than market price, to redeem Creation Units of Shares for a profit.

14 The term “Website” also includes any separate website of a Fund that is being used to fulfill the same functions as the Trust’s or the Advisor’s website.

15 By way of example, for the 12 months ended December 31, 2011, the maximum deviation between the bid/offer midpoint and NAV for the Funds was less than 50 bps approximately 92% of such Funds’ Business Days. See, e.g., www.advisorshares.com.

16 Because an ETF’s NAV, like a traditional mutual fund’s NAV, is based purely on its portfolio holdings, a change of Sub-Advisor(s) should not affect the NAV of affected Funds operating as ETFs.

Furthermore, the functioning of existing actively managed and index based ETFs suggests that any change by a Fund of Sub-Advisors should not negatively impact the arbitrage mechanism or otherwise lead to a permanent disparity between a Fund’s NAV and the market price of its Shares. In this regard, Applicants believe that it is appropriate for the Commission to consider existing ETFs for which portfolio managers play the same role as Sub-Advisors do for the Funds. Currently, investors may purchase shares of an ETF, particularly an actively managed ETF, out of a belief in the ETF’s portfolio manager (just as investors may purchase Fund Shares out of a belief in a Sub-Advisor) and may decide to sell those shares if the portfolio manager (or Sub-Advisor) discontinues managing the portfolio. Nevertheless, the Commission’s orders for actively managed ETFs do not preclude or otherwise place conditions on an ETF’s investment adviser from terminating a portfolio manager, which might be expected if the termination or addition of a portfolio manager was viewed by the Commission as potentially disruptive to the arbitrage mechanism, thereby causing secondary market transactions to occur at a price that materially deviates from NAV. Indeed, such an ETF’s investment adviser can terminate a portfolio manager and merely provide shareholders with notice of such change in a supplement to the ETF’s prospectus. In this respect the Commission’s actively managed ETF orders suggest, and indicate that the Commission has concluded, that termination of a portfolio manager by an ETF’s investment adviser would not meaningfully harm the arbitrage mechanism and, as a result, retail investors and others who transact in Shares on the secondary market should be able to transact at a market price that closely tracks the relevant Fund’s NAV.17 With respect to index based ETFs, Applicants believe that investors place even less importance on the portfolio manager or sub-adviser, and would not expect any disruption resulting from a change of sub-adviser. For the same reasons and based on the same analysis, the Commission can and should also conclude here that the Manager of Managers Exemption requested would not harm the ETF arbitrage mechanism and is appropriate under Section 6(c).

17 See In the Matter of Russell Exchange Traded Funds Trust, et al., Investment Company Act Release Nos. 29706 (June 22, 2011) (notice) and 29727 (July 19, 2011) (order); In the Matter of Eaton Vance Management, et al., Investment Company Act Release Nos. 29591 (March 1, 2011) (notice) and 29620 (March 30, 2011) (order); In the Matter of iShares Trust, et al., Investment Company Act Release Nos. 29543 (December 27, 2010) (notice) and 29571 (January 24, 2011) (order); In the Matter of SSgA Funds Management, et al., Investment Company Act Release Nos. 29499 (November 17, 2010) (notice) and 29524 (December 13, 2010) (order).

b.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Sub-Advisors, is vested in the Advisor, subject to the oversight of the Board. The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder, including the requirement for shareholder voting. In addition, the Manager of Managers Structure will not be implemented with respect to any Fund unless the initial Sub-Advisory Agreement is approved by the Fund’s shareholders as required by Section 15(a) of the 1940 Act. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Advisor in light of the management structure of the Funds, as well as the shareholders’ expectation that the Advisor will use its expertise to select the most able Sub-Advisors. Within this structure, the Advisor is in a better position to make an informed selection of a Sub-Advisor than are individual shareholders.

In evaluating the services that a Sub-Advisor will provide to a Fund, the Advisor considers certain information, including, but not limited to, the following: (i) the advisory services provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy and technique and the Sub-Advisor’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund; (ii) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Advisor to attract and retain capable personnel; (iii) reports setting forth the financial condition and stability of the Sub-Advisor; and (iv) reports setting forth the Sub-Advisor’s investment performance during recent periods in light of its stated objectives and current market conditions, including to the extent relevant, comparisons with broadly-based unmanaged indices and other accounts managed by the Sub-Advisor and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Advisor will typically: (i) review the Sub-Advisor’s current Form ADV; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) conduct an interview of the Sub-Advisor.

In addition, the Advisor and the Board will consider the reasonableness of the Sub-Advisor’s compensation with respect to each Fund for which the Sub-Advisor will provide portfolio management services. Pursuant to the relevant Sub-Advisory Agreement, the Advisor may compensate a Sub-Advisor or may have the Fund compensate the Sub-Advisor directly which, if the fee payable to the Advisor does not directly contemplate direct payment by the Fund of sub-advisory fees, the Fund will reduce the amount of advisory fees it owes the Advisor by the amount of sub-advisory fees it has paid to the Sub-Advisor. Thus, the Sub-Advisor’s fee would directly bear on the amount and reasonableness of the Advisor’s fee payable by the Fund. Accordingly, the Advisor and the Board will analyze the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Advisor and the Board will consider certain information, including, but not limited to, the following: (i) a description of the proposed method of computing the fees; (ii) comparisons of the proposed Sub-Advisory fees with fees charged by the Sub-Advisor for managing comparable accounts and with fees charged by other organizations for managing similar funds, especially funds and accounts having similar investment objectives; and (iii) data with respect to the projected expense ratios of each applicable Fund and comparisons with similar funds.

If the relief is granted, shareholders of each Fund utilizing the Manager of Managers Structure will receive adequate information about the Sub-Advisors. Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

Applicants include a standard condition in this Application that each Fund will disclose in its prospectus the existence, substance and effect of the Order. Each Fund believes that shareholders who purchase its Shares in the secondary market receive a prospectus and that prospectus delivery obligations are satisfied by relying on the same mechanisms, which are currently used by the Funds, traditional open-end funds that are not directly sold, and other ETFs, and which are implicitly accepted by the Commission, to deliver disclosure documents to secondary market purchasers.18 In this regard, among other things, Applicants will make each Fund’s prospectus (and/or summary prospectus) and SAI available on the Exchange where Shares are traded, thereby satisfying their prospectus delivery obligation to any Exchange member in connection with a transaction on the Exchange.19 To the extent that the Exchange member to whom the Fund will effectively deliver a prospectus in connection with a sale on the Exchange is not the beneficial owner of the Shares purchased, the obligation to deliver a prospectus to such beneficial owner will fall to the Exchange member and the introducing broker. Applicants, of course, cannot ensure that the Exchange member or broker will deliver a prospectus as required. Because not doing so, however, will result in a violation of the federal securities laws, Applicants believe that it is reasonable for them to rely on the Exchange member and broker to deliver the requisite prospectus.20

18 Applicants also post each Fund’s prospectus on the Website.

19 Rule 153 under the 1933 Act. Applicants note that prospectus delivery will not be required in certain instances, including in connection with unsolicited brokers’ transactions and purchases of Shares by an investor who has previously received a prospectus (unless such prospectus has been updated or supplemented in the interim).

20 Applicants understand that, due to the requirement that a prospectus precede or accompany the investment, it is a standard practice among brokers to send a prospectus with every trade confirmation.

Applicants recognize that, pursuant to the Order, the prospectus of each Fund would need to disclose the existence, substance and effect of the Order. Applicants acknowledge that this is a qualitative change in the disclosure required in a Fund’s prospectus under the Order and will ensure that each such Fund’s disclosures satisfy this requirement.

The prospectus and SAI for each Fund will include all required information concerning each applicable Sub-Advisor. In addition to a Fund prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Sub-Advisor(s). If a new Sub-Advisor is retained, or an existing Sub-Advisory Agreement is materially amended, the Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act, or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisors. If new Sub-Advisors are hired, the Funds will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Advisor is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;21 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

21 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds. A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the Order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

c.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief requested would be fully consistent with this public policy.

Except with respect to the new Funds which may be offered in the future, each Fund’s Investment Advisory Agreement and Sub-Advisory Agreement, if applicable, have received shareholder approval. With respect to the Funds, if the Advisor determines to utilize the Manager of Managers Structure for a Fund, shareholder approval of the Manager of Manager Structure will first be obtained. The prospectus of each Fund utilizing the Manager of Managers Structure will disclose that the Advisor is the primary provider of investment advisory services to the Fund, and that the Advisor may hire or change Sub-Advisors for the Fund, as appropriate, and that the Advisor has the ultimate responsibility to oversee Sub-Advisors and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Advisor by the Advisor and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Multi-manager Information Statement. A Fund also will promptly supplement its registration statement if a new Sub-Advisor is appointed or a material amendment is made to a Sub-Advisory Agreement. If a shareholder of a particular Fund is dissatisfied with the Advisor’s selection of a Sub-Advisor or a material change in a Sub-Advisory Agreement, the shareholder may sell his or her Shares.

B.	Disclosure of Sub-Advisors’ Fees

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser . . . under the investment advisory contract for the last three fiscal years.” Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Fund to disclose the fees paid to a Sub-Advisor in connection with a Sub-Advisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Fund’s financial statements to disclose information concerning fees paid to a Sub-Advisor, the nature of a Sub-Advisor’s affiliations, if any, with the Advisor, and the names of any Sub-Advisor accounting for 5% or more of the aggregate fees paid to the Advisor.

For the reasons and subject to the conditions below, Applicants seek an Order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Fund to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisors, and (ii) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Advisor pays to each Sub-Advisor pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Fund that employs an Affiliated Sub-Advisor, the Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Advisor.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Advisor will operate the Funds using the services of one or more Sub-Advisors in a manner different from that of traditional investment companies such that disclosure of the fees that the Advisor pays to each Sub-Advisor will not serve any meaningful purpose; (ii) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (iii) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Advisor intends to operate the Funds using the Manager of Managers Structure in a manner different from a traditional investment company. By investing in a Fund, shareholders are hiring the Advisor to manage the Fund’s assets by evaluating, monitoring and recommending Sub-Advisors and allocating assets of the Fund among Sub-Advisors rather than by hiring its own employees to manage the assets directly. The Advisor, under the supervision of the Board, is responsible for overseeing the Sub-Advisors and recommending their hiring, termination and replacement. In return, the Advisor receives an advisory fee from each Fund.22 Pursuant to the relevant Sub-Advisory Agreement, the Advisor may compensate a Sub-Advisor or may have the Fund compensate the Sub-Advisor directly and reduce the amount of advisory fees it owes the Advisor by the amount of sub-advisory fees it has paid to the Sub-Advisor. Disclosure of the individual fees that the Advisor or Fund would pay to a Sub-Advisor does not serve any meaningful purpose since investors pay the Advisor to monitor, evaluate and compensate each Sub-Advisor. Indeed, in a more conventional arrangement, the fees negotiated between the Advisor and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the relevant Funds, the shareholders will have chosen to employ the Advisor and to rely upon the Advisor’s expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of the Funds to be told the individual Sub-Advisor’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.23

22 Calculated as described in Section II.B. above.

23 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Advisor. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Advisor.

The requested relief would benefit shareholders of the Funds because it would improve the Advisor’s ability to negotiate the fees paid to Sub-Advisors. The Advisor’s ability to negotiate with the various Sub-Advisors would be adversely affected by public disclosure of fees paid to each Sub-Advisor. If the Advisor is not required to disclose the Sub-Advisors’ fees to the public, the Advisor may be able to negotiate rates that are below a Sub-Advisor’s “posted” amounts. Moreover, if one Sub-Advisor is aware of the advisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisors to negotiate lower sub-advisory fees with the Advisor if the lower fees are not required to be made public.

C.	Precedent

Applicants are aware of two other ETF complexes that have previously sought or obtained similar exemptions (i.e., WisdomTree Asset Management, Inc., et al., Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sep. 8, 2010) (order) and Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28900 (Sep.14, 2009) (notice) and 28944 (Oct. 8, 2009) (order) (“Grail”)).

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission to mutual funds that do not operate as ETFs (i.e., Curian Series Trust and Curian Capital, LLC, Investment Company Act Release Nos. 29794 (Sept. 19, 2011) (notice) and 29836 (Oct. 17, 2011) (order); Investment Managers Series Trust and Palmer Square Capital Management LLC, Investment Company Act Release Nos. 29787 (Sept. 13, 2011) (notice) and 29833 (Oct. 12, 2011) (order); Pax World Funds Series Trust I and Pax World Management LLC, Investment Company Act Release Nos. 29751 (Aug. 10, 2011) (notice) and 29783 (Sept. 7, 2011) (order); Ridgeworth Funds and Ridgeworth Capital Management, Inc., Investment Company Act Release Nos. 29743 (Aug. 3, 2011) (notice) and 29773 (Aug. 31, 2011) (order); Highmark Funds and Highmark Capital Management, Inc., Investment Company Act Release Nos. 29723 (July 12, 2011) (notice) and 29750 (Aug. 8, 2011) (order); Sterling Capital Funds and Sterling Capital Management LLC, Investment Company Act Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Altegris Advisors LLC and Northern Lights Fund Trust, Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); Simple Alternatives, LLC and The RBB Fund, Inc., Investment Company Act Release Nos. 29616 (Mar. 24, 2011) (notice) and 29629 (Apr. 19, 2011) (order) (“Simple Alternatives”); and Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Rel. Nos. 29445 (Sep. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order) (“Highland”)).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants including, among others, Grail, Simple Alternatives, and Highland.

IV.	Conditions for relief

Applicants agree that any Order granting the requested relief will be subject to the following conditions24:

1. Before a Fund may rely on the Order, the operation of the Fund in the manner described in this Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering the Fund’s shares to the public.

24 Applicants will only comply with conditions 11, 12, 13 and 14 if they rely on the Fee Disclosure Relief that would allow them to provide Aggregate Fee Disclosure. The Trust will comply with condition 12 if any series of the Trust provides Aggregate Fee Disclosure in its registration statement.

2. Each Fund that relies on the Order will disclose in its prospectus the existence, substance, and effect of the Order. Each Fund relying on the Order will hold itself out to the public as utilizing the Manager of Managers Structure described in this Application. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.

3. Each Fund will inform shareholders of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

4. The Advisor will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Advisor without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5. At all times, at least a majority of the Board will be Independent Trustees and the nomination of new or additional Independent Trustees will be at the discretion of the then-existing Independent Trustees.

6. Whenever a Sub-Advisor change is proposed for a Fund with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of such Fund and its shareholders and does not involve a conflict of interest from which the Advisor or an Affiliated Sub-Advisor derives an inappropriate advantage.

7. The Advisor will provide general management services to each Fund relying on the Order, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval by the Board, will: (i) set the Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisors to provide purchase and sale recommendations to the Advisor or investment advice to all or a portion of the Fund’s assets; (iii) allocate and, when appropriate, reallocate the Fund’s assets among multiple Sub-Advisors; (iv) monitor and evaluate the Sub-Advisors’ performance; and (v) implement procedures reasonably designed to ensure that Sub-Advisor(s) comply with the relevant Fund’s investment objectives, policies and restrictions.

8. No Trustee or officer of a Fund relying on the Order or director or officer of the Advisor will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor except for (i) ownership of interests in the Advisor or any entity that controls, is controlled by or is under common control with the Advisor; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

9. For any Fund that utilizes a Sub-Advisor and pays fees to a Sub-Advisor directly from Fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by that Fund will be required to be approved by the shareholders of the Fund.

10. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the Order, the Order will expire on the effective date of that rule.

11. Each Fund relying on the Order will disclose in its registration statement the Aggregate Fee Disclosure.

12.  Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

13. The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Fund basis for each Fund relying on the Order. The information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.

14. Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

V.	Procedural matters

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act, and state that their address is printed on the Application’s facing page and that they request that all written communications concerning the Application be directed to the person(s) and address(es) printed on the Application’s facing page. Also, Applicants have attached as an exhibit to the Application the required verification.

  In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Noah Hamman is authorized to sign and file this document on behalf of the Advisor pursuant to the general authority vested in him as President. Noah Hamman is authorized to sign and file this document on behalf of the Trust pursuant to the following resolutions adopted by the Trustees of the Trust on April 9, 2012:

VOTED:	That the officers of the Trust be, and they hereby are, authorized to prepare and execute on behalf of the Trust and to file with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), an application, and any amendments thereto, for exemptive relief from certain provisions of and regulations under the Act to the extent necessary to, subject to the Board’s approval and without obtaining shareholder approval, (i) select certain unaffiliated investment sub-advisers to manage all or a portion of the assets of any of the series of the Trust pursuant to an investment sub-advisory agreement with the sub-adviser, (ii) materially amend such sub-advisory agreements with the sub-advisers, and (iii) to omit from public documents, including but not limited to a fund’s prospectus, the individual fees paid by AdvisorShares Investments, LLC to the sub-advisers (collectively, referred to as “Manager of Managers Relief”).

VOTED:	That the officers of the Trust be, and they hereby are, authorized to take all necessary action, including any and all actions necessary and appropriate to do any and all things necessary or proper under the Act, the Investment Advisers Act of 1940, the Securities Act of 1933 and the Securities Exchange Act of 1934, to effectuate the foregoing resolution.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.

VI.	Conclusion

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

{Signature Page Follows}

AdvisorShares Investments, LLC

By:	/s/Noah Hamman
Name:	Noah Hamman
Title:	President

AdvisorShares Trust

By:	/s/Noah Hamman
Name:	Noah Hamman
Title:	President

Dated as of: October 11, 2012

EXHIBIT A

Verification of Application

STATE OF MARYLAND )

COUNTY OF MONTGOMERY)

The undersigned states that he has duly executed the attached Application dated October 11, 2012 for and on behalf of AdvisorShares Investments, LLC and AdvisorShares Trust, that he is the President of such entities, and is authorized to sign the Application on behalf of such entities, and that all action by shareholders, directors, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Noah Hamman
Noah Hamman

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